SUB-ITEM 77D: Policies with respect to security investments
The Hartford Global All-Asset Fund
The principal investment strategy was revised to permit the Fund to invest in securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.




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